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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT


                         CONSUMERS FINANCIAL CORPORATION
                       (Name of Subject Company (Issuer))

                         CONSUMERS FINANCIAL CORPORATION
                      (Names of Filing Persons (Offerors))

                        8 1/2% PREFERRED STOCK, SERIES A
                         (Title of Class of Securities)

                                   210520 10 2
                      (CUSIP Number of Class of Securities)


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                              R. Fredric Zullinger
                Senior Vice President and Chief Financial Officer
                         Consumers Financial Corporation
              1513 Cedar Cliff Drive, Camp Hill, Pennsylvania 17011
                                 (717) 730-6306
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                   Communications on Behalf of Filing Persons)

                                    COPY TO:
                            Shaun R. Eisenhauer, Esq.
                                Duane Morris LLP
             305 North Front Street, Harrisburg, Pennsylvania 17101
                                 (717) 237-5505


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[ ]  Check the box if the filing relates solely to preliminary communications made  before  the  commencement  of  a  tender  offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party  tender  offer  subject  to  Rule  14d-1.

     [X]  issuer tender-offer subject to Rule 13e-4.

     [ ]  going private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.


[X] Check this box if the filing is a final amendment reporting the results of the tender offer


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
     This Final Amendment to Schedule TO (this "Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO, as previously amended, originally filed by Consumers Financial Corporation, a Pennsylvania corporation (the "Company") on July 19, 2002. This Schedule TO relates to the offer by the Company to purchase all of the outstanding shares of 8 1/2% Preferred Stock, Series A (the "Shares") of the Company at a purchase price of $4.40 per Share, net to the seller in cash, plus accrued dividends on such Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer expired at midnight, EDT, on August 16, 2002. Based on the count determined by StockTrans, Inc., the information agent for the Offer, 377,288 Shares, or 83.4% of the total Shares outstanding, were properly tendered and not withdrawn. Payments for the tendered Shares were made on August 23, 2002. The 75,326 Shares which were not tendered will remain outstanding with all of their current rights and preferences.

ITEM 12.    EXHIBITS

(a)(1)(A)   Offer to Purchase dated July 19, 2002. *

(a)(1)(B)   Amended Offer to Purchase dated August 1, 2002. *

(a)(2)      Letter of Transmittal. *

(a)(3)      Notice of Guaranteed Delivery. *

(a)(4)      Letter to Brokers, Dealers, Banks, Trust Companies and Other
            Nominees. *

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(7)(A)   Text of Press Release dated July 19, 2002, issued by the Company. *

(a)(7)(B)   Text of Press Release dated August 1, 2002, issued by the Company. *

(a)(7)(C)   Text of Press Release dated August 23, 2002, issued by the Company.

(a)(8)      Letter to Stockholders from the Company. *

(b)         None.

(c)         None.

(d)(1)      Option Agreement dated February 13, 2002 (as amended as of May 31,
              2002) between the Company and CFC Partners Ltd. *

(e)         None.

(f)         None.

(g)         None.

(h)         None.

______________________
*    Previously Filed


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 23, 2002

                                   CONSUMERS FINANCIAL CORPORATION

                                   By :  /s/  James C. Robertson
                                   -------------------------------
                                   Name:   James C. Robertson
                                   Title:  President and Chief Executive Officer


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                                  EXHIBIT INDEX
                               (Item 12 Exhibits)



  EXHIBIT
   NUMBER           EXHIBIT NAME
------------        ------------

   (a)(1)(A)        Offer to Purchase dated July 19, 2002. *

   (a)(1)(B)        Amended Offer to Purchase dated August 1, 2002. *

   (a)(2)           Letter of Transmittal. *

   (a)(3)           Notice of Guaranteed Delivery. *

   (a)(4)           Letter to Brokers, Dealers, Banks, Trust Companies and
                    Other Nominees. *

   (a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

   (a)(7)(A)        Text of Press Release dated July 19, 2002, issued by the
                    Company. *

   (a)(7)(B)        Text of Press Release dated August 1, 2002, issued by the
                    Company. *

   (a)(7)(C)        Text of Press Release dated August 23, 2002, issued by the
                    Company.

   (a)(8)           Letter to Stockholders from the Company. *

   (b)              None.

   (c)              None.

   (d)(1) Option Agreement dated February 13, 2002 (as amended as of May 31, 2002) between the Company and CFC Partners Ltd. *

   (e)              None.

   (f)              None.

   (g)              None.

   (h)              None.

_______________________
*   Previously Filed


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